UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ⌧

Investor Relations

PRESS RELEASE

Grupo Televisa Announces Management Changes

Mexico City, July 19, 2021 - Grupo Televisa, S.A.B. (“Grupo Televisa”, “Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) announced that Carlos Ferreiro, current Chief Financial Officer (CFO) of the Company, will step down on September 30th, 2021 to become Chief Financial Officer (CFO) of Univision Holdings Inc. (“Univision”) effective October 1st, 2021. He will continue with this position for the combined company following the closing of the previously announced Televisa-Univision transaction.
Carlos Phillips, current Managing Director/Finance of Grupo Televisa, will become interim CFO of the Company after Mr. Ferreiro steps down. Mr. Phillips has held several positions in the finance group since he joined Televisa in 2019 and played a key role in the recently announced Televisa-Univision transaction. Previously, Mr. Phillips was an investment banker in New York, with nearly 20 years of experience at firms including JP Morgan, Goldman Sachs, BBVA and Itaú.
Messrs. Bernardo Gomez and Alfonso de Angoitia, Co-Chief Executive Officers of Grupo Televisa said: “We thank Carlos for his many valuable contributions to Televisa throughout these years. We are certain he will continue to perform an outstanding job as CFO of Univision. We are pleased to see Carlos remaining as part of the family. We also welcome Carlos Phillips as interim CFO. He is a very talented executive who will take on this new role and lead the exceptional financial team of Televisa”.
Leopoldo Gomez, head of News at Televisa, is stepping down to become President, Univision Noticias to lead the News division. Gomez is a seasoned news executive, with proven business results and more than 20 years of experience leading a large and diversified news group in Mexico, the world’s most populous Spanish-language market. Gomez has been awarded Mexico’s Premio Nacional de Periodismo on two occasions and is the recipient of the Premio Ondas Iberoamericano de Radio y Television and the Premio Rey de España.
Daniel Badía, has been appointed head of News at Televisa following Mr. Gomez’s departure. Mr. Badía holds a B.A. in business and a B.A. in law from Universidad Iberoamericana in Mexico, and a Master of Laws-LLM from New York University School of Law. Before joining Televisa as Managing Director of News, he worked at several law firms, including Sullivan & Cromwell LLP.

Grupo Televisa’s Co-Chief Executive Officers said: “Leopoldo Gomez is a seasoned news executive, with proven business results and more than 20 years of experience. He redesigned and reorganized Televisa Noticias taking it to the highest professional, integrity and ethical levels. Leopoldo also led the transition to a new generation of journalists and anchors at Televisa Noticias. He has been the anchor and director of Mexico’s highest rated weekly Public Affairs Analysis & Debate TV program, Tercer Grado. We thank Leopoldo for his invaluable dedication and contributions to Televisa throughout these years. We are confident that he will take Univision Noticias to the next level as President. We are delighted to see Leopoldo´s appointment. We are certain that Daniel Badía will do an outstanding job as head of News at Televisa”.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations
Rodrigo Villanueva / Tel: (52 55) 5261 2445 / rvillanuevab@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx
Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx
www.televisair.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 20, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel